HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart
                                 August 16, 2012

Brandon Hill
Division of Corporation Finance
Securities and Exchange Commissions
100 F Street Northeast
Washington D.C.  20549

      Re:   EFL Overseas, Inc.

     This office represents EFL Overseas, Inc. With respect to the staff's letter dated August 7, 2012, you are correct in that the Company does not intend to provide security holders with an opportunity to vote on any share purchase agreement regarding the potential acquisition of Nahanni's interest in the Kotaneelee Gas Project since there is no share purchase agreement in existence.

     As disclosed in the preliminary proxy statement, the Company only has a letter of intent with Nahanni. Since the terms of the transaction are still being negotiated, there is no point in requesting the Company's shareholders to approve the acquisition when a definitive agreement relating to the acquisition has not been signed and the final terms of the acquisition may be materially different from the terms of the letter of intent.

     Although the Company has furnished the information required by Items 11(c) and 11(d), the Company cannot furnish the information specified in Item 11(b) since the terms of any preferred stock which may be issued in the transaction have not been determined.

     Since the terms of the transaction have not been finalized, the acquisition may not meet the significant subsidiary test and Item 13(a) may not be applicable.

     The information required by most items of Regulation M-A, including Item 1001 and Item 1004, cannot be provided since the terms of the transaction have not yet been agreed upon.

     Based upon the foregoing, the disclosures required by Items 11, 13 and 14 of Schedule 14A are not applicable.

     Please contact the undersigned if you have any questions regarding the foregoing.

                                Very Truly Yours,

                                HART & TRINEN, L.L.P.

                                By /s/ William T. Hart

                                   William T.  Hart
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